Item 77.H

Obtaining  Control of Credit Suisse Trust Commodity Return Strategy Portfolio

As of June 30, 2015, NML Variable Annuity owned 3,244,520 shares of the Fund, which represented 70.44% of the Fund. Accordingly, Shareholder has presumed to be a controlling person of the Fund.
As of December 31, 2015, NML Variable Annuity owned 51,851,651 shares of the Fund, which represented 73.92% of the Fund. Accordingly, Shareholder has presumed to be a controlling person of the Fund.